UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*

Corvus Gold Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
221013105
(CUSIP Number)
July 6, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Coeur Mining, Inc. 82-0109423
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,200,000 (See Item 4(c))
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,200,000 (See Item 4(c))
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,200,000 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23% (See Item 4(b))
12	TYPE OF REPORTING PERSON CO

CUSIP No. 221013105

Item 1(a).    Name of Issuer:

Corvus Gold Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

1750-700 West Pender Street
Vancouver, British Columbia. Canada, V6C 1G8

Item 2(a).    Name of Persons Filing:

Coeur Mining, Inc.

Item 2(b).    Address of Principal Business Office, or if None, Residence:

104 S. Michigan Ave., Suite 900
Chicago, Illinois 60603

Item 2(c).    Citizenship:

Delaware

Item 2(d).    Title of Class of Securities:
Common Shares, no par value

Item 2(e).    CUSIP Number:
221013105

CUSIP No. 221013105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.    Ownership.

(a)Amount beneficially owned:

As of July 6, 2017, Coeur may be deemed to be the beneficial owner of an aggregate of 6,200,000 Common Shares, representing 6.23% of the class of Common Shares.

(b)    Percent of class:

6.23% (based on 93,369,582 Common Shares outstanding as of June 29, 2017, as reported in Corvus Gold Inc.'s Form 10-K filed June 30, 2017, plus 6,200,000 new Common Shares issued to Coeur Mining, Inc. on July 6, 2017).

(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote:
6,200,000 Common Shares
(ii)    Shared power to vote or to direct the vote:
-0-
(iii)    Sole power to dispose or to direct the disposition of:
6,200,000 Common Shares
(iv)    Shared power to dispose or to direct the disposition of:
-0-

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 221013105

Item 10.    Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 221013105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2017

COEUR MINING, INC.

By: /s/ Peter C. Mitchell
Name: Peter C. Mitchell
Title: Senior Vice President and Chief Financial Officer